Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Mirion Technologies, Inc. Acquires US-based Dosimetry Services Distributor

Atlanta, GA – October 4, 2021 – Mirion Technologies, Inc. (“Mirion”), a global provider of detection, measurement, analysis and monitoring solutions to the medical, nuclear, defense, and research end markets, today announced the acquisition of the Dosimetry Badge brand—a small, US-based distributor of personal dosimeter badges.

Headquartered in Melbourne, FL, Dosimetry Badge started as a radiation consulting company and evolved into distributing cost-effective dosimetry services to veterinary centers, chiropractic clinics, hospitals, radiology centers, nuclear medicine departments, and other industries that require regular radiation monitoring of employees. The company recorded nearly $500,000 in revenue for the 2020 calendar year, with over 2,000 customers relying on Dosimetry Badge solutions for accurate dose reporting.

“Adding the distribution channels and user-base of Dosimetry Badge to our organization will increase the stateside footprint of our dosimetry product offering, contributing to the continued growth of our industry-leading dosimetry operations,” says Lou Biacchi, President of Mirion Dosimetry Services. “We look forward to serving existing Dosimetry Badge customers while providing them with the opportunity to explore the robust dosimetry options available at Mirion.”

Mirion provides personal radiation monitoring services and dosimetry solutions for a wide range of applications. Personal dosimeters are typically worn by individuals (clipped to their collar, torso, waist, wrist or worn as a ring on their finger) who work with or around sources of ionizing radiation and are used to measure, record, and track the radiation dose they are exposed to while performing their job.

Mirion’s flagship innovation, the Instadose®* dosimetry monitoring platform, is a SMARTER personal dosimeter technology that eliminates the need to collect and return badges every wear period. Providing on-demand and automatic dose reads and insights, Instadose dosimeters enable instant access to current and historical exposure data and cumulative dose insights, along with the ability to make account, location, device, and wearer changes online within minutes.

With the acquisition of the Dosimetry Badge brand and its distribution contacts, Mirion will strengthen its position in the US dosimetry market.

Mirion expects to complete its business combination with GS Acquisition Holdings Corp II (NYSE: GSAH) and become a publicly listed company in the second half of 2021, subject to satisfaction of closing conditions, including certain regulatory approvals.

*Instadose® dosimeters may not be accredited in all countries. Please call 800-251-3331 for more information about international availability.

Resources

•	For more information on ionizing radiation, visit: https://www.mirion.com/learning-center/radiation-safety-basics/types-of-ionizing-radiation

•

The International Atomic Energy Agency (IAEA) Safety Standards, Occupational Radiation Protection, General Safety Guide (GSG-7) can be viewed here: https://www-pub.iaea.org/MTCD/Publications/PDF/PUB1785_web.pdf

•	To learn more about how Instadose wireless dosimetry is revolutionizing personal radiation monitoring, view this video: https://www.youtube.com/watch?v=Mqyku6oFh3k

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com. Mirion is currently a portfolio company of Charterhouse Capital Partners, LLP.

About Dosimetry Badge

Dosimetry Badge is a proud distributor of high-quality personal radiation badges. Originally founded in 1971 as a radiation consulting company, Dosimetry Badge has continued to evolve and expand its offerings over the years. With a strong emphasis on quality, accuracy, and reliability, Dosimetry Badge serves over 2,000 users spanning a variety of industries. For more information, visit www.dosimetrybadge.com.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also be able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.

Contacts

For investor inquiries, please contact:

GS Acquisition Holdings Corp II

Please email: IR-GSPCS@gs.com

For media inquiries, please contact:

Phil Denning / Nora Flaherty

E MirionPR@icrinc.com

Leslie Shribman

Goldman Sachs & Co. LLC

T +1 212-902-5400